May 18, 2015

Via EDGAR

Ms. Karen Rossotto
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Funds, Inc.
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 161 to the Registration Statement on Form N-1A

Dear Ms. Rossotto,

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to post-effective amendment no. 161 to the Registrant’s registration statement on Form N-1A (the “Amendment”), which you communicated to Jennifer Mills and me by telephone on May 11, 2015. The Registrant filed the Amendment with the Commission on March 19, 2015, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will file a related post-effective amendment no. 163 with the Commission.

Comment 1. Please confirm that the Example cost numbers take into account the expense waivers or reimbursements only for the period in which the waiver or reimbursement is in effect.

Response: Confirmed

Comment 2. Under the Principal Risks section, the description of Counterparty Risk states that it is a risk “that the counterparty to a derivatives contract or repurchase agreement, the borrower of a portfolio’s securities, or other obligation, will be unable or unwilling to make timely principal, interest, or settlement payments, or otherwise to honor its obligations.” Notwithstanding this reference to a derivatives contract or repurchase agreement, the Fund’s principal investment strategies do not reference either of these two instruments. Please update the Fund’s principal investment strategies to reference derivative contracts and repurchase agreements.

Response: The Registrant respectfully declines to revise the Principal Investment Strategies disclosure at this time. The Registrant has reviewed the referenced disclosure and confirms that it is appropriate given the Fund’s investments. The Registrant also notes that the reference to derivatives contracts and repurchase agreements in Counterparty Risk are as examples of the investments that carry this type of risk, and are not necessarily meant to indicate that the Fund will have material investments in these instruments.

Note that Registrant will review all principal risks disclosure, including Counterparty Risk, for all of its share classes at the next annual update, and will make any changes it believes will help investors to evaluate investment risks.

Comment 3. One of the Principal Risks is Portfolio Duration Risk. Please add an example of the effect of interest rates on duration risk.

Response: The Registrant respectfully declines to add disclosure because an example is included in the Additional Information About Investment Strategies and Risks - Fixed-Income Securities-Interest Rate Changes section (“Duration is an estimate of how much the value of the bonds held by a fund will fluctuate in response to a change in interest rates. For example, if a fund has an average duration of 4 years and interest rates rise by 1%, the value of the bonds held by the fund will decline by approximately 4%, and if the interest rates decline by 1%, the value of the bonds held by the fund will increase by approximately 4%.”)

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-248-2821 or Jennifer Mills at 515-235-9154 if you have any questions.
Sincerely,

/s/ Greg Reymann

Greg Reymann
Assistant Counsel, Registrant